

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05061895

July 15, 2005

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporate Law Department
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/15/2005

Re: Sara Lee Corporation
Incoming letter dated May 27, 2005

Dear Ms. Kaminski:

This is in response to your letters dated May 27, 2005, June 30, 2005 and July 6, 2005 concerning the shareholder proposals submitted to Sara Lee by William Steiner. We also have received letters on the proponent's behalf dated July 6, 2005 and July 15, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1080839

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

May 27, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C. 209 SECTION

1934 Act/Rule 14a-8


SaraLee

Corporate
Law Dept.

Via UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sara Lee Corporation - Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2005 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by William Steiner (the "Proponent"). Sara Lee also requests confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Sara Lee excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 20, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to each of the Proponent and John Chevedden, whom the Proponent has named as his representative for purposes of the Proposal.

The Proposal

The Proposal recommends that Sara Lee amend its Bylaws to prohibit Sara Lee from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code of 1986, as amended (the "Code"), unless the payment is approved by a vote of a majority of Sara Lee's stockholders within one year preceding the payment. The Proposal further provides that, for purposes of the proposed limit on executive compensation, Sara Lee may exclude (i) "performance-based compensation" if Sara Lee first discloses to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan, and (ii) incentive stock options if Sara Lee has recorded the fair value of the options as an expense in its financial statements. A copy of the Proposal, including the supporting statement and related correspondence, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 requires public companies under certain circumstances to include in their proxy materials proposals submitted by eligible stockholders. A proposal need not be included in the company's proxy materials if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(2) on the ground that, if implemented, the Proposal would cause Sara Lee to violate state law.

The Proposal, if Implemented, Would Cause Sara Lee to Violate State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Sara Lee is incorporated under the laws of the State of Maryland. For the reasons set forth below, we believe that the Proposal is not a proper subject for stockholder action under Maryland law and that implementation of the Proposal would cause Sara Lee to violate Maryland law. These conclusions and the discussion of Maryland law below are supported by the legal opinion of Venable LLP, a law firm experienced in matters of Maryland corporate law, a copy of which is attached to this letter as Exhibit B.

The Proposal seeks an amendment to Sara Lee's by-laws to prohibit Sara Lee from paying compensation to its officers in excess of certain amounts unless the compensation has been approved "by a vote of the majority of the stockholders." This voting standard would require approval of the proposed compensation by a majority of the persons who own Sara Lee stock, without regard for the number of shares of stock owned by those persons. Implementation of this voting standard, which generally is known as "per capita voting," would violate Section 2-506(a) of the Maryland General Corporation Law (the "MGCL"), which provides that stockholders of a Maryland corporation must act by a majority of the "votes cast" at a meeting of stockholders unless otherwise provided in the corporation's charter or the MGCL. Implementation also would violate Section 2-507(a) of the MGCL, which provides that each outstanding share of stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. As discussed in the legal opinion of Venable LLP attached as Exhibit B, under the "votes cast" standard established by Section 2-506(a) of the MGCL and the "one vote" standard established by Section 2-507(a), any action taken at a meeting at which a quorum is present is deemed approved if the number of shares voting "yes" exceeds the number of shares voting "no." The number of stockholders (as opposed to shares) voting in favor of an action is irrelevant to whether the action is deemed approved under Section 2-506(a).

Section 2-506(a) of the MGCL provides that its voting standard must be followed unless a different voting standard is dictated by either the corporation's charter or the MGCL. Neither Sara Lee's charter nor the MGCL establishes or authorizes a voting standard for approving officer compensation that is different from Section 2-506(a). Accordingly, the Proposal mandates a voting standard that violates state law, and therefore the Proposal is not a proper subject for stockholder action and, if implemented, would cause Sara Lee to violate state law.

Conclusion

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Sara Lee's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,



Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Exhibit A

RECEIVED

OCT 2 5 2004

R. A. PALMORE

Mr. Steven C. McMillan
Sara Lee Corporation (SLE)
Three First Natl Plz
Chicago IL 60602

Dear Mr. McMillan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 9/28/04
William Steiner Date

cc: Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312 726-3712
FX: 312-345-5706

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Exhibit B

VENABLE® LLP

Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201-2978

Telephone 410-244-7400
Facsimile 410-244-7742

www.venable.com

May 27, 2005

Sara Lee Corporation
Three First National Plaza
Chicago, Illinois 60602-4260

Re: Maryland General Corporation Law:
Stockholder Proposal for Inclusion in 2005 Proxy Statement

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") received by Sara Lee Corporation, a Maryland corporation (the "Corporation"), for your next annual meeting of stockholders is a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL").

The Proposal requests the following amendment to the Bylaws of the Corporation (the "Bylaws"):

> RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based

compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

In connection with this opinion, we have reviewed the charter of the Corporation (the "Charter"), the Bylaws and such matters of law as we have deemed necessary or appropriate to issue this opinion. Section 2-506(a) of the MGCL provides that:

> Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders:
>
> (1) the presence in person or by proxy of stockholders entitled to cast a majority of all the votes to be cast at the meeting constitutes a quorum; and
>
> (2) a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

Section 2-507(a) of the MGCL further provides that:

> Unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

(Emphasis added.)

Article VI, Section (a)(4) of the Charter provides that "... all voting powers and rights shall be vested exclusively in the holders of record of the Common Stock, and each such holder of record shall be entitled to one vote for each share of the Common Stock registered in the name of such holder on the books of the Corporation." (Emphasis added.) The Charter does not provide for any deviation from the statutory default that a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

The Proposal requests that the Bylaws be amended to require "approval by a vote of the majority of the stockholders" in order for officers of the Corporation to receive annual compensation in excess of certain limits. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock rather than approval by a percentage of the votes cast, on a one-vote-per-one-share basis, at a meeting, as required by the MGCL and the Charter. Under the MGCL, the "per capita" voting requirement set forth in the Proposal could only be implemented by the Corporation if it were enacted in the Charter, which it has not been and which the Proposal does not contemplate.

In view of the language of Sections 2-506(a) and 2-507(a) of the MGCL and the current provisions of the Charter, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL and, if approved and adopted, would not comply with the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next annual meeting of stockholders.

Very truly yours,

41858/189296

Venable LLP

From: J [olmsted7p@earthlink.net]
Sent: Thursday, July 07, 2005 2:04 AM
To: CFLETTERS@SEC.GOV
Subject: Sara Lee Corporation (SLE)and Rule 14a-8 Proposal

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sara Lee Corporation (SLE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

The following is an initial response to the company no action request.

1) The company contradicts its "ineffective" claim on Mr. Chevedden¹s withdrawal of the first submission by submitting evidence of the company¹s correspondence with Mr. Chevedden urging withdrawal the second submission in favor of the first submission (John Kelsh June 2, 2005 email solely to Mr.
Chevedden). In other words the company acted in a manner consistent with a determination that the first proposal had been properly withdrawn and then urged that it be reinstated only by Mr. Chevedden.

2) The company May 27, 2005 no action request followed the October 25, 2004 and May 16, 2005 submissions. The company thus had the option of submitting one no action request addressing two proposals.

3) Rule 14a-8 (f) states:
"Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
[including the issue of more than one proposal]

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification."

4) The May 31, 2005 letter to the company stated:
"Dear Ms. Kaminski,
"Thank you for your May 27, 2005 letter received on May 31, 2005. This is to confirm that the recently submitted poison pill proposal supercedes the earlier executive pay proposal. Thus the poison pill proposal is the one proposal intended for the next company definitive proxy. If any further question remains on this poison pill proposal being the one proposal and full compliance with rule 14a-8(c) and rule 14a-8(f)(1), please respond on June 1 or June 2."

5) The company did not respond to the above question:
"If any further question remains on this poison pill proposal being the one proposal and full compliance with rule 14a-8(c) and rule 14a-8(f)(1), please respond on June 1 or June 2."

6) The company failed to make any claim that it implemented the first submission here. However implementation of the first proposal appears to be the cornerstone in the company's cited Beverly Enterprises case.

7) The company did not state that it made any attempt to contact Mr. Steiner to check the company speculations on his authorizing each proposal.

8) The company has provided no precedent or overriding rule that the submittal date of a rule 14a-8 proposal is delayed by the 14-days that rule
14a-8 allows a company to object to a procedural issue added to the 14-days that rule 14a-8 allows a shareholder to respond to the company procedural objection.

Sincerely,

John Chevedden

cc:
William Steiner
Helen Kaminski

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

RECEIVED 1934 Act/Rule 14a-8

2005 JUL -7 PM 12:05

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 6, 2005



Corporate
Law Dept.

Via UPS Priority Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Sara Lee Corporation – Second Stockholder Proposal Submitted by John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

On June 30, 2005, Sara Lee Corporation, a Maryland corporation ("Sara Lee"), submitted a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission of Sara Lee's intention to exclude from its proxy materials for its 2005 annual meeting of stockholders a stockholder proposal, received on May 16, 2005, submitted by Mr. John Chevedden to Sara Lee on behalf of Mr. William Steiner. Sara Lee inadvertently omitted from its June 30, 2005 submission Exhibit F and Exhibit G. To complete Sara Lee's June 30, 2005 submission, six (6) copies of each of Exhibit F and Exhibit G are enclosed, and one copy has been sent to each of Mr. Chevedden and Mr. Steiner.

If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

Enclosures

Exhibit F

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

RECEIVED
OCT 25 2004
R. A. PALMORE

Mr. Steven C. McMillan
Sara Lee Corporation (SLE)
Three First Natl Plz
Chicago IL 60602

Dear Mr. McMillan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/18/04
Date

cc: Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312 726-3712
FX: 312-345-5706

Exhibit G

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

5-16-05
UPDATE

Mr. Steven C. McMillan
Sara Lee Corporation (SLE)
Three First Natl Plz
Chicago IL 60602

Dear Mr. McMillan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312 726-3712
FX: 312-345-5706
FX: 212-558-8687

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

1934 Act/Rule 14a-8

RECEIVED
2005 JUL -6 AM 9:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 30, 2005


SEC MAIL PROCESSING
JUL 01 2005
WASH, D.C. 209 SECTION


Sara Lee

Corporate
Law Dept.

Via UPS Priority Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Sara Lee Corporation – Second Stockholder Proposal Submitted by John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2005 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on May 16, 2005 (the "Second Proposal"), submitted by Mr. John Chevedden to Sara Lee on behalf of Mr. William Steiner. Sara Lee also requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Sara Lee excludes the Second Proposal from its Annual Meeting proxy statement for the reasons set forth below.

The Second Proposal, which is attached hereto as Exhibit A, requests that the Board of Directors of Sara Lee "adopt a rule that [it] will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable." The Second Proposal is the second proposal that Mr. Chevedden has submitted to Sara Lee on Mr. Steiner's behalf in connection with the Annual Meeting. The first proposal, which was received on October 25, 2004 (the "First Proposal"), recommends that Sara Lee amend its by-laws to provide that "no officer shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductability of employee remuneration, without approval by a vote of a majority of Sara Lee's stockholders within one year preceding the payment of such compensation."

In a letter dated May 27, 2005 (the "May 27 SEC Letter"), Sara Lee notified the Commission of its intent to exclude the First Proposal from its proxy materials for the Annual Meeting.[1] In the May 27 SEC Letter, Sara Lee also requested confirmation that the Staff will not recommend to the Commission that enforcement action be taken if it did so. A copy of the

---

[1] In the May 27 SEC Letter, Sara Lee argued that the First Proposal was excludable because it would violate Maryland law by requiring that an action be taken on the basis of the vote of the majority of Sara Lee's "stockholders," as opposed to the majority of votes cast on the matter. In a number of recent no-action letters, the Staff has concurred that proposals submitted to other companies having identical language could be omitted. See, e.g., *Pfizer Inc.* (available January 14, 2005); *Time Warner Inc.* (available February 28, 2005).

May 27 SEC Letter is attached hereto as Exhibit B. The Staff's response to the May 27 SEC Letter is pending.

Immediately following its mailing of the May 27 SEC Letter, Sara Lee sent a letter to Mr. Chevedden (the "May 27 Chevedden Letter"), which letter notified him, among other things, that (i) the May 27 SEC Letter had been submitted and (ii) the Second Proposal was excludable pursuant to Rule 14a-8(c). The May 27 Chevedden Letter is attached hereto as Exhibit C.

After receiving the May 27 Chevedden Letter, Mr. Chevedden attempted, in a communication received by Sara Lee on May 31, 2005 (the "Withdrawal Notice"), to withdraw the First Proposal. For the reasons set forth below, Sara Lee believes that this attempted withdrawal was ineffective. The Withdrawal Notice is attached hereto as Exhibit D.[2]

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 20, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy has been sent to each of Mr. Chevedden and Mr. Steiner.

Discussion

Rule 14a-8 requires public companies under certain circumstances to include in their proxy materials proposals submitted by eligible stockholders. A proposal need not be included in the company's proxy materials if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8 or it fails to satisfy the procedural requirements of the Rule. Sara Lee believes that the Second Proposal is excludable under Rule 14a-8 for the following reasons: (i) the submission of the Second Proposal violates the one-proposal limit under Rule 14a-8(c) as the Proponent attempted to withdraw the First Proposal after Sara Lee had initiated the no-action process with respect to the First Proposal, (ii) serious doubt exists as to whether any Sara Lee stockholder has authorized the Second Proposal and (iii) the Second Proposal should be deemed to have been submitted after the deadline for submission of shareholder proposals established by Rule 14a-8.

The Second Proposal May be Excluded Pursuant to Rule 14a-8(c) as Mr. Chevedden's Attempt to Withdraw the First Proposal was Ineffective

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Second Proposal was the second proposal submitted by Mr. Chevedden to Sara Lee on Mr. Steiner's behalf in connection with the Annual Meeting. Following receipt of the May 27 Chevedden Letter, Mr. Chevedden attempted to avoid the application of Rule 14a-8(c) by withdrawing the First Proposal. Sara Lee, however, believes that this attempted withdrawal was ineffective.

[2] In early June, Sara Lee communicated with Mr. Chevedden, offering to include the First Proposal in its proxy materials for the Annual Meeting if Mr. Chevedden would withdraw the Second Proposal. Mr. Chevedden did not accept Sara Lee's proposal. A copy of the correspondence between Mr. Chevedden and an attorney for Sara Lee is attached hereto as Exhibit E.

The Staff has long taken the view that a shareholder proponent who has submitted more than one proposal may not bring himself back into compliance with the one-proposal limit by withdrawing a proposal as to which the registrant has already initiated the no-action process. In *Beverly Enterprises, Inc.*, (available February 7, 1991), the shareholder proponent submitted a proposal to the registrant requesting that it take action so that it would no longer be governed by Section 203 of the Delaware General Corporation Law. Shortly after the proposal was submitted, the registrant wrote to the proponent, notifying him that the registrant's Board had already taken action to opt out of Section 203, and that the registrant intended to omit the proposal from its proxy materials on that basis. The proponent then attempted to withdraw his initial proposal and submit a new proposal on an unrelated topic. In its subsequent request for no-action relief, the registrant sought the Staff's concurrence that it would not recommend enforcement action if it omitted both proposals, the first on substantive grounds as already implemented and the second on procedural grounds as an impermissible second proposal.

The Staff concurred with the registrant's position that both proposals could be omitted. With respect to the second proposal, the Staff wrote "[w]e further note that after being advised that the company had, within the meaning of rule 14a-8(c)(10), 'substantially implemented' the September 1 proposal, the Proponent withdrew that proposal and submitted the October 26 proposal which involved another matter. Under these circumstances, the Division will not recommend enforcement action to the Commission if the October 26 proposal is omitted from the Company's proxy materials." *See also Firestone Tire & Rubber Co.* (available December 16, 1987).

The facts in the instant case are materially analogous to those in *Beverly Enterprises*. Just as in *Beverly Enterprises*, Mr. Chevedden attempted to withdraw his first submitted proposal only after the registrant had notified him that it intended to omit that proposal.[3] Just as was the case in *Beverly Enterprises*, the registrant's proposed basis for exclusion of the first proposal was quite strong and likely to be successful. The Staff concurred in Beverly Enterprise's position that the second-submitted proposal in that instance could be omitted as an impermissible second proposal. It should, likewise, concur in Sara Lee's position that the Second Proposal may be omitted on those same grounds.

Note that there are sound policy reasons for not permitting a shareholder proponent to withdraw a proposal once the registrant has initiated the no-action process. Submission of a proposal to an issuer triggers a response, a response that costs resources. Proponents should not be permitted to submit one proposal, wait to see the company's reaction, evaluate that reaction and then, if they don't like it, begin the process again. Company resources (not to mention those of the Staff) are not unlimited.

---

[3] The facts on the timing of the withdrawal are stronger in the instant case than they were in *Beverly Enterprises*. In *Beverly Enterprises* the proponent attempted to withdraw his first-submitted proposal after the registrant had notified him that it intended to omit the proposal, but before the registrant had initiated the no-action process. In the instant case, by contrast, Mr. Chevedden's attempt to withdraw the Second Proposal came after not only initial notice, but also after Sara Lee had initiated the no-action process.

Substantial Doubt Exists as to whether any Sara Lee Stockholder has Authorized Mr. Chevedden to Submit the Second Proposal

Only shareholders may use the Rule 14a-8 process to have a proposal included in a public company's proxy statement. The rationale for limiting access to the Rule 14a-8 process to shareholders was set forth in the Commission's 1983 release that adopted minimum investment and holding period requirements as a precondition to use of the Rule 14a-8 communication mechanism. In that release, the Commission noted that:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

Mr. Steiner has demonstrated that he has made the requisite economic investment in Sara Lee and is therefore eligible to take advantage of the Rule 14a-8 process. Mr. Chevedden, however, has not demonstrated, or even attempted to demonstrate, that he is a holder of Sara Lee's securities. He is therefore not eligible to take advantage of the Rule 14a-8 process.

The Staff has, of course, long permitted shareholder proponents to designate others to act as their proxy with respect to particular Rule 14a-8 shareholder proposals. Sara Lee has no quarrel with this concept generally and does not contend that Mr. Chevedden may not act as Mr. Steiner's proxy with respect to the First Proposal.

Sara Lee believes, however, that serious doubt exists as to whether Mr. Steiner has in fact authorized Mr. Chevedden to submit the Second Proposal on his behalf. This doubt is based primarily on the forms of proxy that Mr. Chevedden submitted to Sara Lee with the two Proposals. The form of proxy that accompanied the First Proposal is attached hereto as Exhibit F. The form of proxy that accompanied the Second Proposal is attached hereto as Exhibit G.

The two forms of proxy are, with the exception of three handwritten notations on the form of proxy that accompanied the Second Proposal, exactly the same. They are both dated September 28, 2004, which is approximately one month before the First Proposal was submitted and eight months before the Second Proposal was submitted. Mr. Steiner's handwritten signature is identical in both.

While it is difficult, in the absence of a formal fact-finding process, to determine exactly what has occurred here, the most logical inference from a comparison of the two forms of proxy is that Mr. Chevedden never received an explicit grant of authority from Mr. Steiner to submit the Second Proposal to Sara Lee on his behalf. Sara Lee believes that what most likely occurred is that Mr. Chevedden simply took the proxy that related to the First Proposal, added the additional hand markings, and resubmitted it with the Second Proposal. Even without speculating as to what Mr. Chevedden may have done, it is certainly the case that he has not presented clear evidence that he has been authorized to act on Mr. Steiner's behalf with respect to the Second Proposal. It is his burden to do so. Given this, it is reasonable to conclude that Mr. Chevedden, and not Mr. Steiner, is the true proponent of the Second Proposal.

As stated above, Sara Lee acknowledges that shareholders may designate agents to represent them in connection with shareholder proposals and other matters. In this instance, however, this does not appear to be what has occurred. What appears to have occurred is that Mr. Chevedden has abused the system by purporting to submit a proposal to act on behalf of a shareholder who has not authorized him to do so.[4]

The staff has previously concurred that an issuer could exclude a proposal where it appeared that a shareholder was merely a nominal proponent for Mr. Chevedden. *See TRW Inc.*, (available January 24, 2001). This appears to be precisely what has happened here. The staff should therefore permit Sara Lee to omit the Second Proposal on these same grounds.

The Second Proposal is Excludable Because the Second Proposal Should be Deemed to Have Been Submitted After the Deadline for Submission of a Stockholder Proposal

Rule 14a-8(e)(2) states that for a regularly scheduled annual meeting, a shareholder proposal must be received "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." In Sara Lee's proxy statement for its 2004 Annual Meeting of Stockholders, it stated, "under the rules of the Securities and Exchange Commission, if a stockholder wishes to submit a proposal for possible inclusion in Sara Lee's 2005 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we must receive it on or before May 25, 2005."

The First Proposal was received by Sara Lee on October 25, 2004. The Second Proposal was received by Sara Lee on May 16, 2005. Each of these dates is well in advance of the May 25, 2005 deadline.

---

[4]That Mr. Chevedden is the true proponent is further demonstrated by a comparison of the Second Proposal to the numerous other rights plan proposals that Mr. Chevedden, either acting as a stockholder or holding himself out as a representative of stockholders, has presented to other public companies. Certain of these proposals are nearly identical to the Second Proposal. For example, in *Maytag Corp.* (available February 23, 2005), where Mr. Chevedden acted as proxy for the proponent, the proposal read, "RESOLVED, The shareholders of our company request our Board of Directors to redeem any current or future poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable." This is quite similar to the language of the Second Proposal. The related supporting statement in *Maytag* also follows almost exactly the arguments set forth in support of the Second Proposal. See also *Nicor Inc.* (available January 3, 2005), *Bank of America Corp.*, (available February 13, 2002) *Sabre Holdings Corp.*, (available March 18, 2002).

Sara Lee believes, however, that the relevant date for purposes of determining the timeliness of the Second Proposal is not the date of its initial receipt but rather the date on which Sara Lee received the Withdrawal Notice. It was not until this point that Sara Lee knew that Mr. Chevedden wanted the Second Proposal to be the only proposal he would submit. Prior to then, the Second Proposal had not been validly submitted, due to the one-proposal limit set forth in Rule 14a-8(c). The date of receipt of the Withdrawal Notice is therefore the earliest date on which the Second Proposal should be deemed to have been submitted. And this date was May 31, 2005, well after the May 25, 2005 deadline for submission of proposals. The Second Proposal should therefore be considered to be untimely and excludable pursuant to Rule 14a-8(e).

Conclusion

Based on the foregoing, I request your concurrence that the Second Proposal may be omitted from Sara Lee's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,



Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

Enclosures

Exhibit A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

5-16-05
UPDATE

Mr. Steven C. McMillan
Sara Lee Corporation (SLE)
Three First Natl Plz
Chicago IL 60602

Dear Mr. McMillan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312 726-3712
FX: 312-345-5706
FX: 212-558-7687

May 16, 2005

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a rule that our Board will redeem any current or future poison pill unless such poison pill is submitted to a shareholder vote, as a separate ballot item, as soon as may be practicable.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"Poison pills … prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2005 it was reported (and concerns are inserted):

- The Corporate Library, an independent investment research firm in Portland, Maine, rated our company:
  - "D" in Board Effectiveness
  - "F" in Board Composition
  - "D" in CEO Compensation

- Vernon Jordan was designated a "problem director" by The Corporate Library because he served on the board of Xerox, which experienced serious governance-related difficulties in the past.
- Richard Thomas was designated a "problem director" because he was the chairperson of the committee responsible for director nominations at our company, which received a Board Composition grade of 'F'.

- Our full Board met only 6-times in a year, our audit committee 5-times, our compensation committee 3-times and our nomination committee 2-times – all commitment concerns.
- Four directors were beyond 70-years of age.
- Seven directors held 4 to 13 board seats – over-commitment concern.
- Five directors had 16 to 29 years tenure – independence concern.
- Up to an awesome 80% super majority shareholder vote was required to make certain key changes – entrenchment concern.
- Our Board was criticized for being hampered by the sheer number of aging, long-tenured and over-committed directors.
- Also several directors were at or near our company's mandatory director retirement age with an obvious absence of any real director succession planning.

I believe the above slate of under-achievement practices reinforce the reason to adopt the above RESOLVED statement to help improve our corporate governance stature.

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Exhibit B

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

May 27, 2005

1934 Act/Rule 14a-8



Corporate
Law Dept.

Via UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sara Lee Corporation - Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2005 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by William Steiner (the "Proponent"). Sara Lee also requests confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Sara Lee excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 20, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to each of the Proponent and John Chevedden, whom the Proponent has named as his representative for purposes of the Proposal.

The Proposal

The Proposal recommends that Sara Lee amend its Bylaws to prohibit Sara Lee from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code of 1986, as amended (the "Code"), unless the payment is approved by a vote of a majority of Sara Lee's stockholders within one year preceding the payment. The Proposal further provides that, for purposes of the proposed limit on executive compensation, Sara Lee may exclude (i) "performance-based compensation" if Sara Lee first discloses to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan, and (ii) incentive stock options if Sara Lee has recorded the fair value of the options as an expense in its financial statements. A copy of the Proposal, including the supporting statement and related correspondence, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 requires public companies under certain circumstances to include in their proxy materials proposals submitted by eligible stockholders. A proposal need not be included in the company's proxy materials if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(2) on the ground that, if implemented, the Proposal would cause Sara Lee to violate state law.

The Proposal, if Implemented, Would Cause Sara Lee to Violate State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Sara Lee is incorporated under the laws of the State of Maryland. For the reasons set forth below, we believe that the Proposal is not a proper subject for stockholder action under Maryland law and that implementation of the Proposal would cause Sara Lee to violate Maryland law. These conclusions and the discussion of Maryland law below are supported by the legal opinion of Venable LLP, a law firm experienced in matters of Maryland corporate law, a copy of which is attached to this letter as Exhibit B.

The Proposal seeks an amendment to Sara Lee's by-laws to prohibit Sara Lee from paying compensation to its officers in excess of certain amounts unless the compensation has been approved "by a vote of the majority of the stockholders." This voting standard would require approval of the proposed compensation by a majority of the persons who own Sara Lee stock, without regard for the number of shares of stock owned by those persons. Implementation of this voting standard, which generally is known as "per capita voting," would violate Section 2-506(a) of the Maryland General Corporation Law (the "MGCL"), which provides that stockholders of a Maryland corporation must act by a majority of the "votes cast" at a meeting of stockholders unless otherwise provided in the corporation's charter or the MGCL. Implementation also would violate Section 2-507(a) of the MGCL, which provides that each outstanding share of stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. As discussed in the legal opinion of Venable LLP attached as Exhibit B, under the "votes cast" standard established by Section 2-506(a) of the MGCL and the "one vote" standard established by Section 2-507(a), any action taken at a meeting at which a quorum is present is deemed approved if the number of shares voting "yes" exceeds the number of shares voting "no." The number of stockholders (as opposed to shares) voting in favor of an action is irrelevant to whether the action is deemed approved under Section 2-506(a).

Section 2-506(a) of the MGCL provides that its voting standard must be followed unless a different voting standard is dictated by either the corporation's charter or the MGCL. Neither Sara Lee's charter nor the MGCL establishes or authorizes a voting standard for approving officer compensation that is different from Section 2-506(a). Accordingly, the Proposal mandates a voting standard that violates state law, and therefore the Proposal is not a proper subject for stockholder action and, if implemented, would cause Sara Lee to violate state law.

Conclusion

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Sara Lee's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,



Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Exhibit A

RECEIVED

OCT 2 5 2004

R. A. PALMORE

Mr. Steven C. McMillan
Sara Lee Corporation (SLE)
Three First Natl Plz
Chicago IL 60602

Dear Mr. McMillan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312 726-3712
FX: 312-345-5706

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Exhibit B

VENABLE® LLP

Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201-2978

Telephone 410-244-7400
Facsimile 410-244-7742

www.venable.com

May 27, 2005

Sara Lee Corporation
Three First National Plaza
Chicago, Illinois 60602-4260

Re: Maryland General Corporation Law: Stockholder Proposal for Inclusion in 2005 Proxy Statement

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") received by Sara Lee Corporation, a Maryland corporation (the "Corporation"), for your next annual meeting of stockholders is a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL").

The Proposal requests the following amendment to the Bylaws of the Corporation (the "Bylaws"):

> RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based

compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

In connection with this opinion, we have reviewed the charter of the Corporation (the "Charter"), the Bylaws and such matters of law as we have deemed necessary or appropriate to issue this opinion. Section 2-506(a) of the MGCL provides that:

> Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders:
>
> (1) the presence in person or by proxy of stockholders entitled to cast a majority of all the votes to be cast at the meeting constitutes a quorum; and
>
> (2) a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

Section 2-507(a) of the MGCL further provides that:

> Unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

(Emphasis added.)

Article VI, Section (a)(4) of the Charter provides that "... all voting powers and rights shall be vested exclusively in the holders of record of the Common Stock, and each such holder of record shall be entitled to one vote for each share of the Common Stock registered in the name of such holder on the books of the Corporation." (Emphasis added.) The Charter does not provide for any deviation from the statutory default that a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

The Proposal requests that the Bylaws be amended to require "approval by a vote of the majority of the stockholders" in order for officers of the Corporation to receive annual compensation in excess of certain limits. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock rather than approval by a percentage of the votes cast, on a one-vote-per-one-share basis, at a meeting, as required by the MGCL and the Charter. Under the MGCL, the "per capita" voting requirement set forth in the Proposal could only be implemented by the Corporation if it were enacted in the Charter, which it has not been and which the Proposal does not contemplate.

In view of the language of Sections 2-506(a) and 2-507(a) of the MGCL and the current provisions of the Charter, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL and, if approved and adopted, would not comply with the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next annual meeting of stockholders.

Very truly yours,

Venable LLP

41858/189296

Exhibit C

.Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687



Corporate
Law Dept.

May 27, 2005

Via UPS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden,

On May 16, 2005 Sara Lee Corporation (the "Company") received a letter from Mr. William Steiner. Included with Mr. Steiner's letter was a proposal, entitled "Redeem or Vote Poison Pill" (the "Poison Pill Proposal") that is intended for inclusion in the Company's proxy materials for its next annual meeting (the "2005 Proxy Materials"). Mr. Steiner's letter indicates that he has appointed you or your designee "to act on [Mr. Steiner's] behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." He also requests that "all future communication" be directed to you at the above address.

As you know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which an individual may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." The Poison Pill Proposal, however, is the second proposal that Mr. Steiner has submitted for inclusion in the 2005 Proxy Materials. On October 25, 2004, the Company received a letter that included a proposal, also intended for inclusion in the 2005 Proxy Materials, entitled "Subject Non-Deductible Executive Compensation to Shareholder Vote" (the "Compensation Proposal"). The Company therefore intends to omit the Poison Pill Proposal pursuant to Rule 14a-8(c). The Company also intends to exclude the Compensation Proposal, for reasons described in its letter, dated May 27, 2005, to the Securities and Exchange Commission's Division of Corporation Finance (the "SEC Letter"). A copy of the SEC Letter is enclosed.

Please note that any attempt by you or Mr. Steiner to cure the above-described deficiency with respect to the Poison Pill Proposal, including any attempt to withdraw either proposal, must be postmarked, or transmitted electronically, as contemplated by Rule 14a-8(f), no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities

Exhibit D

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

May 31, 2005

Ms. Nancy Kaminski
Assistant General Counsel
Sara Lee Corporation (SLE)
Three First National Plaza
Suite 4600
Chicago IL 60602
PH: 312 558-8564
FX: 312-558-8687

Dear Ms. Kaminski,

Thank you for your May 27, 2005 letter received on May 31, 2005. This is to confirm that the recently submitted poison pill proposal supercedes the earlier executive pay proposal. Thus the poison pill proposal is the one proposal intended for the next company definitive proxy. If any further question remains on this poison pill proposal being the one proposal and full compliance with rule 14a-8(c) and rule 14a-8(f)(1), please respond on June 1 or June 2.

Sincerely,



John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

William Steiner

Roderick A. Palmore, Corporate Secretary
PH: 312 726-2600
FX: 312-726-3712
FX: 312-345-5706

Exhibit E

Kelsh, John

From: Kelsh, John
Sent: Thursday, June 02, 2005 11:22 PM
To: 'olmsted7p@earthlink.net'
Subject: Sara Lee Corporation

Dear Mr. Chevedden,

Thank you for returning my call earlier today.

My firm represents Sara Lee Corporation (the "Company") in connection with the two shareholder proposals that you have submitted to it on William Steiner's behalf for inclusion in the proxy materials for the Company's 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Your first proposal, which the Company received on October 25, 2004, relates to compensation matters (the "162(m) Proposal"). Your second proposal, which the Company received on May 16, 2005, relates to the Company's Rights Plan (the "Rights Plan Proposal").

As you know, the Company has already submitted a letter to the Staff of the Securities and Exchange Commission's Division of Corporation Finance seeking the Staff's confirmation that it will not recommend enforcement action if the Company excludes the 162(m) Proposal from the 2005 Proxy Materials. In your fax dated May 31, 2005, which you sent after you had received a copy of the Company's above-described letter to the Staff, you indicated that you would like to withdraw the 162(m) Proposal.

As I mentioned on the phone today, the Company believes that the 162(m) Proposal and the Rights Plan Proposal are both excludable, notwithstanding your recent attempt to withdraw the 162(m) Proposal. The Company is prepared to seek no-action relief from the Staff in support of that position.

The Company would prefer, however, to avoid the cost and distraction that seeking such additional no-action relief would entail. It is therefore prepared to withdraw its request for no-action relief with respect to the 162(m) Proposal, and permit such proposal to be included in the 2005 Proxy Materials, if you and Mr. Steiner will agree to withdraw the Rights Plan Proposal. If you agree to this, the Company is also prepared to permit you and Mr. Steiner to fix the 162(m) Proposal so that it no longer would require the approval of a "majority of the stockholders."

I would appreciate it if you would let me know if this will be acceptable to you and Mr. Steiner.

Please let me know if you have questions.

Regards,

John P. Kelsh
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
312-853-7097 (phone)
312-853-7036 (fax)

Kelsh, John

From: J [olmsted7p@earthlink.net]
Sent: Friday, June 03, 2005 11:31 AM
To: Kelsh, John
Subject: Sara Lee Corporation

Mr. Kelsh,
Please advise the procedural defects in the poison pill proposal that you referred to in our telephone conversation.
Sincerely,
John Chevedden

Kelsh, John

From: Kelsh, John
Sent: Friday, June 03, 2005 4:48 PM
To: 'J'
Subject: RE: Sara Lee Corporation

Mr. Chevedden -

Thank you for your email below.

If necessary, the Company will articulate its arguments regarding why the rights plan proposal is excludable in the formal no-action process. The Company's preference, however, would be that it not have to go that process. It is therefore willing, as I wrote in my email last night, to withdraw its objection to your 162(m) proposal and include that proposal in its proxy materials if you and Mr. Steiner will agree to withdraw your rights plan proposal.

Please let me know if that will be acceptable to you and Mr. Steiner.

Also let me know if you have any additional questions.

Regards,

John P. Kelsh
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
312-853-7097 (phone)
312-853-7036 (fax)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, June 03, 2005 11:31 AM
To: Kelsh, John
Subject: Sara Lee Corporation

Mr. Kelsh,
Please advise the procedural defects in the poison pill proposal that you referred to in our telephone conversation.
Sincerely,
John Chevedden

Kelsh, John

From: J [olmsted7p@earthlink.net]
Sent: Sunday, June 05, 2005 11:41 AM
To: Kelsh, John
Subject: Sara Lee Corporation

Mr. Kelsh,
Please advise the email address for Ms. Nancy Kaminski, Assistant General Counsel, in order to ensure the company's hands-on interest in addressing shareholder proposals.
Sincerely,
John Chevedden

Kelsh, John

From: Kelsh, John
Sent: Thursday, June 09, 2005 2:22 PM
To: 'olmsted7p@earthlink.net'
Subject: FW: Sara Lee Corporation

Dear Mr. Chevedden -

I am sorry that we were not able to connect by telephone yesterday. Please feel free to try me again at the number listed below. I will be in the remainder of the day today and all day tomorrow.

Also, please let me know whether you will accept the Company's offer to withdraw its objection to your 162(m) proposal and include that proposal in its proxy materials if you and Mr. Steiner will agree to withdraw your rights plan proposal. My email setting forth the Company's proposal is attached below.

Please note that the Company's offer will remain effective only until the end of the day on Monday, June 13.

Let me know if you have any questions.

Regards,

John P. Kelsh
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
312-853-7097 (phone)
312-853-7036 (fax)

From: Kelsh, John
Sent: Thursday, June 02, 2005 11:22 PM
To: 'olmsted7p@earthlink.net'
Subject: Sara Lee Corporation

Dear Mr. Chevedden,

Thank you for returning my call earlier today.

My firm represents Sara Lee Corporation (the "Company") in connection with the two shareholder proposals that you have submitted to it on William Steiner's behalf for inclusion in the proxy materials for the Company's 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Your first proposal, which the Company received on October 25, 2004, relates to compensation matters (the "162(m) Proposal"). Your second proposal, which the Company received on May 16, 2005, relates to the Company's Rights Plan (the "Rights Plan Proposal").

As you know, the Company has already submitted a letter to the Staff of the Securities and Exchange Commission's Division of Corporation Finance seeking the Staff's confirmation that it will not recommend enforcement action if the Company excludes the 162(m) Proposal from the 2005 Proxy Materials. In your fax dated May 31, 2005, which you sent after you had received a copy of the Company's above-described letter to the Staff, you indicated that you would like to withdraw the 162(m) Proposal.

As I mentioned on the phone today, the Company believes that the 162(m) Proposal and the Rights Plan Proposal are both excludable, notwithstanding your recent attempt to withdraw the 162(m) Proposal. The Company is prepared to seek no-action relief from the Staff in support of that position.

The Company would prefer, however, to avoid the cost and distraction that seeking such additional no-action relief would entail. It is therefore prepared to withdraw its request for no-action relief with respect to the 162(m) Proposal, and permit such proposal to be included in the 2005 Proxy Materials, if you and Mr. Steiner will agree to withdraw the Rights Plan Proposal. If you agree to this, the Company is also prepared to permit you and Mr. Steiner to fix the 162(m) Proposal so that it no longer would require the approval of a "majority of the stockholders."

I would appreciate it if you would let me know if this will be acceptable to you and Mr. Steiner.

Please let me know if you have questions.

Regards,

John P. Kelsh
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
312-853-7097 (phone)
312-853-7036 (fax)

I

Kelsh, John

From: J [olmsted7p@earthlink.net]
Sent: Monday, June 13, 2005 9:57 AM
To: Kelsh, John
Subject: Re: Sara Lee Corporation

Mr. Kelsh,
Since it is unclear whether you want the company involved in the details of rule 14a-8 shareholder proposals, we will communicate with the company.
Sincerely,
John Chevedden

cc: William Steiner

Kelsh, John

From: Kelsh, John
Sent: Monday, June 13, 2005 10:04 AM
To: J
Subject: RE: Sara Lee Corporation

Mr. Chevedden -

Thanks for the below. Just so that there is no lack of clarity, I'll reiterate what I said in our discussion last week: the Company would be happy to engage in a discussion with you on any appropriate topic relating to shareholder proposals. Please let me know if you would like me to facilitate any such discussions.

Thanks,

John P. Kelsh
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
312-853-7097 (phone)
312-853-7036 (fax)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, June 13, 2005 9:57 AM
To: Kelsh, John
Subject: Re: Sara Lee Corporation

Mr. Kelsh,
Since it is unclear whether you want the company involved in the details of rule 14a-8 shareholder proposals, we will communicate with the company.
Sincerely,
John Chevedden

cc: William Steiner

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, July 15, 2005 3:17 PM
To: CFLETTERS@SEC.GOV
Subject: Sara Lee Corporation (SLE) & No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

FX: 202-772-9201

Sara Lee Corporation (SLE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

The following is in addition to the July 6, 2005 initial response to the company no action request.

1) The company contradicts its "ineffective" claim on Mr. Chevedden1s withdrawal of the first submission by submitting evidence of the company1s correspondence with Mr. Chevedden urging withdrawal the second submission in favor of the first submission (John Kelsh June 2, 2005 email solely to Mr.
Chevedden). In other words the company acted in a manner consistent with a determination that the first proposal had been properly withdrawn and then urged that it be reinstated only by Mr. Chevedden.

2) The company May 27, 2005 no action request followed the October 25, 2004 and May 16, 2005 submissions. The company thus had the option of submitting one no action request addressing two proposals.

3) Rule 14a-8 (f) states:
"Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in

answers to Questions 1 through 4 of this section?
[including the issue of more than one proposal]

"1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification."

4) The May 31, 2005 letter to the company stated:
"Dear Ms. Kaminski,
"Thank you for your May 27, 2005 letter received on May 31, 2005. This is to confirm that the recently submitted poison pill proposal supercedes the earlier executive pay proposal. Thus the poison pill proposal is the one proposal intended for the next company definitive proxy. If any further question remains on this poison pill proposal being the one proposal and full compliance with rule 14a-8(c) and rule 14a-8(f)(1), please respond on June 1 or June 2."

5) The company did not respond to the above question:
"If any further question remains on this poison pill proposal being the one proposal and full compliance with rule 14a-8(c) and rule 14a-8(f)(1), please respond on June 1 or June 2."

6) The company failed to make any claim that it implemented the first submission here. However implementation of the first proposal appears to be the cornerstone in the company's cited Beverly Enterprises case.

Abstract:
...Two shareholder proposals, the first of which relates to this company opting out of Delaware Corporation Law section 203 (the ``September 1 proposal"), and the second of which relates to confidential voting by shareholders and the use of an independent inspector (the ``October 26 proposal"), may be omitted from the company's proxy material under rules 14a-8(c)(10) and 14a- 8(a)(4), respectively. The staff notes that the company's by- laws were amended to opt out of section 203. The staff also notes that the company advised the proponent that the subject of the September 1 proposal had been rendered moot, and after being advised that the company had, within the meaning of rule 14a- 8(c)(10), ``substantially implemented" the September 1 proposal, the proponent withdrew that proposal and submitted the October 26 proposal. The staff is of the view that the one-proposal limit applies under these circumstances.

7) Sara Lee does not claim that the earlier proposal to Sara Lee has been "rendered moot."

8) The company provided no evidence that it notified the shareholder party prior to the May 16, 2005 submission that it would attempt to exclude the earlier proposal.

9) Mr. Steiner's October 25, 2004 letter authorizes the submission of further rule 14a-8 correspondence by Mr. Chevedden.

10) The company did not state that it made any attempt to contact Mr.
Steiner to check the company speculations on Mr. Steiner authorizing each proposal.

11) The company has provided no precedent or overriding rule that the submittal date of a rule 14a-8 proposal is delayed by the 14-days that rule
14a-8 allows a company to object to a procedural issue added to the 14-days that rule 14a-8 allows a shareholder to respond to the company procedural objection.

For the above reasons it is respectfully requested that the company no action request not be granted.

Sincerely,

John Chevedden

cc:
William Steiner
Helen Kaminski

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated May 27, 2005

The first proposal recommends that Sara Lee amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal. The second proposal relates to poison pills.

There appears to be some basis for your view that Sara Lee may exclude the first proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Sara Lee to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Sara Lee may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Sara Lee may exclude the second proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Sara Lee may omit the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel